January 30, 2017

Ms. Pamela Long

Assistant Director

Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

Mail Stop 4631

Division of Corporate Finance

Washington, D.C. 20549

Re:	Reliant Holdings, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed January 13, 2017
File No. 333-214274

Dear Ms. Long:

On behalf of Reliant Holdings, Inc., a Nevada corporation (the “Company”), we are providing the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) the below responses to the Staff’s comment letter dated January 23, 2017, relating to the Company’s Registration Statement on Form S-1/A Amendment No. 2 (File No. 333-214274) (the “Registration Statement”) filed with the Commission on January 13, 2017, in connection with the registration for resale of 3,585,000 shares of the Company’s common stock (“Common Stock”) by the selling stockholders named in the Registration Statement (collectively, the “Selling Stockholders”).

In connection with these responses the Company is filing an Amendment No. 3 to the Registration Statement on Form S-1 (“Amendment No. 3”) via EDGAR.

The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold type.

Ms. Pamela Long

January 30, 2017

Management’s Discussion and Analysis of Financial Condition . . ., page 40

1.        We note your response to comment 4 in our letter dated January 11, 2017 and we re-issue our comment. Please revise your disclosure throughout this section to discuss the specific reasons for the changes in your operating results so that potential investors gain better insight into your results, particularly for trend purposes and discerning future prospects.

RESPONSE:

The Company has updated its discussions and descriptions under Results of Operations in Amendment No. 3 to discuss the specific reasons for the changes in its operating results as you have requested and has expanded significantly its descriptions for material line items, costs of sales, and the reasons for the changes in revenue, period-over-period.

Yours very truly,

/s/ John S. Gillies
John S. Gillies
Senior Associate